                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o        Statement of Veritas Management.

                                     * * * *

THE FOLLOWING IS A TRANSCRIPT OF THE MAY 23, 2002, EARNINGS CONFERENCE CALL BY VERITAS MANAGEMENT, DURING WHICH THE PENDING COMBINATION WITH PGS WAS BRIEFLY DISCUSSED. A RECORDING OF THE CALL CAN BE REPLAYED UNTIL JUNE 6, 2002 AT VERITAS WEB SITE, www.veritasdgc.com.

                                VERITAS DGC INC.
                             MODERATOR: DAVID ROBSON
                                  MAY 23, 2002
                                 11:00 A.M. EDT

OPERATOR: We are ready to begin the call. Following a brief presentation, the company will take your questions. If you wish to participate in the Q&A segment of the conference call, you will need to press one followed by four on your touch-tone phone. It is now my pleasure to turn the floor over to your host, Mr. Dave Robson.

Sir, the floor is yours.

DAVID ROBSON, CHAIRMAN AND CEO, VERITAS DGC INC.: Good morning, and thank you for joining us. I would like to welcome you to the Veritas fiscal year 2002 third quarter conference call.

I'm Dave Robson, Chairman and CEO, and I have with me Steve Ludlow, Vice Chairman; Tim Wells, President and Chief Operating Officer; Matt Fitzgerald, Executive Vice President and Chief Financial Officer; and Mindy Ingle, Investor Relations.

The purpose of this call will be to provide you with a brief financial summary of the quarter ended April 30th, and then an operations review for each of our major service groups. After that we will open up in our call and do our best to answer your questions.

Before we get into the earnings conference call, I would like to update everyone on the status of our merger with PGS. As PGS indicated on their conference call of May 2nd, 2002, they are continuing to work with Sinochem towards resolving the outstanding issues affecting the sale of Atlantis. While the Atlantis transaction is moving forward, our view is that the industrial consolidation of PGS and Veritas needs to proceed.

Therefore, both companies are reviewing other options to insure that the merged company is adequately financed. However, there is no assurance that such an option may be available in the timeframe contemplated for this deal. We will not be making further comments on the progress of the merger, and we'll not be addressing any questions related to the merger in this conference call.

Now I would like Mindy to review our forward-looking statement.

MINDY INGLE, INVESTOR RELATIONS, VERITAS, DGC INC.: The company cautions that statements in this conference call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements as to expectations, beliefs and future financial performance such as statements regarding our business process. All of these are subject to certain risks, uncertainties and assumptions. These risks and assumptions are more fully described in a report filed with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumption prove incorrect, actual results may vary in material respects from those currently anticipated. Matt will now provide a summary of the financial results for the quarter.

MATT FITZGERALD, EXECUTIVE VICE PRESIDENT AND CFO, VERITAS DGC INC.: Thank you, Mindy. For the quarter, our revenues were down 14 percent due to slow land business. Our multi-client revenue overall was relatively flat, however, with marine up 23 percent, but land down 52 percent.

The strong multi client marine sales were due to good sales in the Central Gulf of Mexico, West Africa, and East Canada during the quarter. Also, our Brazil cluster project continues with the expected completion in late June or early July.

Land multi-client revenues were down 52 percent, however. The prior year's land revenues reflect very high activity during the second and third fiscal quarters. Both U.S. and Canada were both down significantly on the multi-client side.

Our contract revenue was down 22 percent. Marine was down about 6.7 percent due to the focus mainly on multi-client business during the quarter. Land however was down a much greater 29 percent due to lower activity, particularly in the lower 48 -- U.S. lower 48 and South America.

In the U.S. lower 48 that was the slowest quarter in the company's history, with only one crew working during the quarter.

Also in the prior year we had projects in Tunisia, Argentina and Surinam, which did not repeat this year. And as we've discussed before, we have shut down our Argentina operations due to the financial crisis there.

Our contract processing revenues continue to be relatively strong, up seven percent during the quarter, and focused on advanced depth imaging work. However, despite the decline in revenues, our operating income was relatively flat and up slightly excluding unusual charges. Gross margins improved during the quarter 35 percent compared to 31 percent in the same quarter of last year due to improved revenue mix with a larger mix of multi-client, particularly the higher margin marine work. Also those contract margins improved compared to the same quarter of last year.

Included in operating margins is approximately $1 million of operating losses in Argentina as we've closed our operations there, and continue to wind that down. Selling, general and administrative expenses were lower in the quarter due to decreased severance incentives and IT costs.

The unusual charges, we had an additional 1.7 million related to the pending merger with PGS during the quarter. And that includes legal, banking and accounting costs. However, offsetting that we had a $1.3 million recovery of a receivable that was previously written off during the quarter. Therefore there was only a slight overall unusual charge during the quarter.

Other income is down significantly from the prior year, and includes a foreign exchange loss in several jurisdictions of approximately 400,000; interest income of 200,000; and joint venture income of approximately 300,000.

The income tax rate was 36.5 percent compared to 37 percent in the previous year's third quarter.

And the overall, earnings per share of 25 cents on a diluted basis with no net impact from unusual charges.

Other financial information, our adjusted debt to cap ratio at the end of the quarter was 20 percent. Cash balance was $25 million. Capital spending was -- during the quarter was $38.5 million, primarily the Veritas Vantage, which gives us year-to-date spending of $72 million. We expect similar levels in the same quarter -- or in the fourth quarter of this year.

Gross multi-client spending for the quarter was $46 million, with a year-to-date spending of $148 million. Spending for the quarter was flat with prior year's third quarter, but there is a shift towards the marine spending. The net increase in multi-client was $16 million during the quarter.

As of the end of the quarter, our backlog stood at $230 million, compared to $216 million at the end of last quarter. Forty-five percent of that backlog is concentrated on the land contract business primarily among Peru and Alaska.

We also saw an increase in our marine acquisition backlog as well during the quarter on several projects.

At this time I'd like to hand it over to Tim Wells for an operations review.

TIMOTHY WELLS, PRESIDENT AND COO, VERITAS DGC INC.: Good morning, everyone. My name is Tim Wells. I'm the President and COO of Veritas.

First let me cover land acquisition activities for the quarter. During the quarter, the majority of our effort was focused on contract land acquisition. Currently we have seven land crews working, two in Canada, two in the U.S., one in South America, and two in Oman.

Our backlog in land acquisition remains strong at about $104 million, compared to $82 million at the end of quarter three fiscal '01. The major increase from the prior year of backlog is due to work in South America where we won a $31 million contract in Peru, of which $11 million will be recorded in fiscal '02.

After a slow start we enjoyed a strong finish for the winter season in Alaska and Canada. In Canada virtually all of the contract work that we completed during the third quarter was for strategic alliance customers from when we worked on an hourly basis. We did suspend operation -- acquisition operations in Argentina during the second quarter as Matt mentioned.

We expect to operate three to four crews in the lower 48 U.S. on a mix of contracts and multi-client activity during the fourth quarter. It is still too early to tell what the demand will be in Canada during the summer.

Given the strong backlog, financial performance for land acquisition in the short-term will be reasonable. However, we continue to be cautious about the near-term outlook for land contract acquisition work in North and South America. The total recording capacity at the end of the quarter sits at approximately 46,000 channels. This has not changed significantly from the previous quarter.

During the quarter, our land multi-client activities focused primarily on one new project in the U.S., and completing various projects in Canada. We have additional surveys planned in Canada and the U.S. over the balance of this fiscal year. Our land multi-client surveys amount to some 23,000 square kilometers of data, which is split fairly evenly between the United States and Canada.

Next I'll discuss marine acquisition. Contract marine revenue decreased from $19.8 million in quarter three fiscal '02, compared to $21.2 million in quarter three '01. The majority of the marine activity in the Atlantic margin region in quarter three was focused on multi-client surveys.

During the third quarter, we were particularly active in acquiring new marine multi-client surveys, with the largest effort continuing in Brazil, where we are completing a 17,300 square kilometer survey using two of our Veritas Viking class vessels. Acquisition of this survey will be completed in the fourth quarter.

Our strongest market during the quarter was once again in the Gulf of Mexico, which accounted for over $19 million of multi-client revenue, consisting primarily of late sales on completed surveys, followed by Brazil with $14 million, primarily pre-funding on the 17,300 square kilometer Santos Basin survey.

In the Gulf of Mexico we have over 76,000 square kilometers of data currently. Once the Brazil survey is complete, we will have about 22,000 square kilometers of multi-client data in Brazil. Our total marine multi-client database worldwide as of April 30, 2002 amounted to approximately 120,000 square kilometers.

During the quarter we completed a significant multi-client license agreement for our 3D data set in Nigeria. Activity in this market has been slow due to delays in signing production-sharing contracts between the Nigerian authorities and international oil companies.

One of our 2D vessels, the new Venture, which is based out of the Gulf of Mexico currently, is completing a mandatory dry dock until early June, and will then possibly transit to Trinidad to complete a three-month contract. The Seisquest completed a high density long offset multi-client survey in the Alaminos Canyon area of the Gulf of Mexico, and then transited to the U.K. sector of the North Sea to complete a multi-client program which was started last season.

Currently our only marine contract activity is in the Asia Pacific region. The Pacific Sword is completing a 2D contract off shore India, and the Veritas Searcher is working on contract off shore the Northwest Shelf of Australia.

The Veritas Vantage, our newest vessel, was launched on schedule in April, and is currently deployed in another multi-client survey in the North Sea. This vessel is currently deploying eight - 8,000-meter solid streamers. This is our first 3D vessel to be configured with all solid streamers.

Overall in our view, although pricing for marine contract work has stabilized, demand remains flat.

In data processing -- data processing is an important component of both our contract and multi-client activities. We have seen very strong demand for processing services as the industry embraces depth imaging and other advanced technologies. We continue to invest heavily in PC cluster technology that provides a significant price performance advantage over more traditional supercomputers and large servers. We now have over 7,000 nodes of PC clusters that provide the primary engine for our computer capacity.

There is strong demand for participation in our pre-stack depth migration surveys completed on a multi-client basis over large areas of the Gulf of Mexico, and strong demand for depth migration on a contract basis. We have completed seven multi-client pre-stack depth migration surveys that have generated in excess of $31 million in revenue, and we have another five pre-stack depth migration programs underway with $8 million in commitments.

We have the highest backlog in over two years based on the strength of our technical capabilities and advanced depth imaging.

We're investing significantly in areas of R&D that focus on providing a more accurate image of the sub-surface. This includes depth imaging, multi component processing and interpretation, 4D imaging, the interpretation of sizing attributes, and rock properties. The latter areas bridge the transition from size to the reservoir.

Our investment in R&D has more than doubled in the last five years to more than $10 million per year.

I will now turn the call over to Dave Robson.

DAVID ROBSON:  Thanks, Tim.

We enjoyed a reasonable quarter in an environment with commodity prices that strengthened on -- probably on tensions in the Middle East from among overall economic uncertainty. The general expectation that customers would spend less in 2002 on exploration and developing activities is still likely to be true.

However, as we get through the latter part of 2002, activity will be dependent on the confidence the industry has in the sustainability of higher commodity prices. We have been surprised by the strength in commodity prices.

I would describe the current market for seismic as stable with a lack of enthusiasm. We have a degree of concern on it that we do not see strong improvements in the markets that desperately need improvement - marine contract acquisition, land acquisition, and consulting or reservoir services. We continue to see contract work ordered at below what we consider to be fair pricing.

On the multi-client side, we have seen exceptional results in a few key areas - the Gulf of Mexico, onshore Canada - with spotty results in other markets. The exceptional results in the key markets will be a challenge to maintain. And we do not see a clear conviction for improvement in some of the other markets.

In Canada, we enjoyed an exceptional winter season relative to a weak market, although it is still too early to tell what the summer or next busy season will be like. In Alaska we substantially improved our operating performance compared to the prior year and expect this to improve next year. Our crews in Oman continue to perform well, but will be reduced to one crew in August.

On the marine side, pricing has stabilized recently at low but profitable levels. The contract market for marine and land acquisition services globally remains a concern due to continued over capacity.

Overall the industry seems to lack clear direction. This leads us to continue to be cautious about expectations over the course of the next year. Further, trying to forecast the next level or timing of multi-client sales continues to be difficult.

I would now like to turn the call over to Matt for a wrap up before we open the call to questions and answers.

MATT FITZGERALD: Thank you, Dave. All right. We have previously provided earnings guidance for this current fiscal year in the $1 to $1.20 range. While we're still comfortable with that range, we are currently tempering our earnings guidance down to the lower end of that range excluding unusual charges.

Sequentially we expect our earnings to be down in the fourth fiscal quarter due to contract land business which is down due to seasonality in Alaska and Canada. And also multi-client margins will also be down due to the completion of the Brazil survey, and a shift towards more contract work.

That concludes our review, and we are now happy to take some questions.

OPERATOR: Thank you. Once again the floor is now open for questions. If you do have a question or a comment, please press the numbers one followed by four on your touch-tone phone at this time.

Our first question is coming from Justin Tugman of Simmons & Company. Sir, please pose your question.

JUSTIN TUGMAN, SIMMONS & COMPANY INTERNATIONAL:  Hi.  Yes, good morning.

DAVID ROBSON:  Good morning.

JUSTIN TUGMAN: Dave, you know, it looks like on the multi-client side of the business on the land, the U.S. market was pretty dismal, and especially on the contracts side.

Can you tell me a little bit about what you're seeing in the U.S. market? And obviously there's a lot of over capacity, but can you help to quantify for us how much over capacity there is that market?

DAVID ROBSON: Well gosh in the land business in the U.S. I would say it's significant. It's probably the slowest since - in the last four or five years in terms of activity. So it's not a very strong market. We're seeing some hints of improvements down the road. But I think we're a little -- it's a little early to get enthusiastic about them.

In terms of the library, it's somewhat the same issue. We've gotten a lot more cautious on our land library in the United States. And we're demanding much higher pre-funding and much more enthusiasm before we're going to do library projects in the U.S. - just because there doesn't seem to be the desire to have exploration work here. And that's what I talk about as the market lacking enthusiasm. Some companies have it, but it's not something where you go from company to company and everybody's enthusiastic. There's still some merger hangover and still some concerns about it's cheaper to find oil and gas on Wall Street.

JUSTIN TUGMAN: And can you talk to me a little bit about -- a little bit surprised at the performance of the Canadian land multi-client in the quarter. You know, revenue was down significantly. Do you have any insight as to why that was other than the fact that you've had a decline in natural gas prices?

DAVID ROBSON: I think it's more related to seasonality, isn't it? I mean this is a season when we're basically -- we're not doing any recording. We get into that season later in the ...

MATT FITZGERALD:  Yes.

DAVID ROBSON:  ... in the year.

MATT FITZGERALD: The timing's always a bit, you know, difficult to predict. It's not - you know, the revenues don't come in smoothly. We did have some multi-client projects underway last year, which we did not have any underway this year's quarter. So that's ...

DAVID ROBSON:  Part of it.

MATT FITZGERALD:  ... that's a big reason for it.

JUSTIN TUGMAN: OK. Can you talk to me a little bit about the North Sea market? There's been a lot of talk because of the possible new tax schemes imposed by the government, what that might do. What do you hear from your clients? And overall in the seismic business in the North Sea, what are you seeing there?

DAVID ROBSON: I think we have two fairly large surveys - and Tim might want to comment on them further -- that are pretty well funded. And they're in what they call the Fallows areas, where I think we're shooting Quad 15 and Quad 30. And people are going back to look at their prospects again, and they're finding that there are features in those -- in those -- in those -- in those areas that they haven't seen previously, seismic's probably a little more definitive than it's been in the past.

We've got pretty good enthusiasm for both those projects. I can't say whether it's related necessarily to the tax regime or it is an initiative of the DTI to encourage companies to do more exploration there.

JUSTIN TUGMAN: OK. Final question and I'll turn it over. You mentioned that a lot of the time of your marine fleet in Q3 was spent doing multi-client work. Can you give us a sense as to how much of your -- of the time during Q3 was spent during -- doing multi-client work?

MATT FITZGERALD: Other than Asia Pacific region where the two vessels were -- two smaller vessels were primarily focused on contract work, all of the other -- the remaining five vessels were also doing multi-client work during the quarter.

JUSTIN TUGMAN:  OK.  Thanks very much.

OPERATOR: Thank you. Our next question or comment is coming from Jeff Kieburtz from Salomon Smith Barney. Sir, please pose your question.

ANDY HOFFMAN, SALOMON SMITH BARNEY:  Good morning.  It's Andy Hoffman actually.

DAVID ROBSON:  Hello, Andy.

ANDY HOFFMAN: Two questions. One for Matt. Were the gross margins on both multi-client and proprietary higher sequentially?

MATT FITZGERALD: No. On the multi-client side they were down sequentially due to the pre-fund -- during the pre-funding stage, the margins tend to be lower. So we had a greater mix towards the in-process surveys as opposed to shelf sales during the quarter.

ANDY HOFFMAN: OK. And secondly, Dave. Regarding Atlantis, I guess you've made the -- some public statements about the importance of Atlantis to the to the deal. Just trying to recap exactly what has been said.

Is Atlantis necessarily the impediment to the dealer? Or is it possible that it could go forward?

DAVID ROBSON: Andy, we've only made one comment on it, and you'll have to go back and review that. We'll publish that comment, but that's the only comment we're going to make in this press call ...

ANDY HOFFMAN:  OK.

DAVID ROBSON:  ... about the merger.

ANDY HOFFMAN: OK. And last question would be just trying to understand where the contract margins are on the marine side. You mentioned fair pricing at low levels. When we called CGG on their conference call, they said closer to break-even, at least on a net basis. Just trying to get a -- maybe some numbers behind what fair pricing is right now.

MATT FITZGERALD: Yes. We don't talk specifically about the margins on our product lines. Certainly they're profitable overall at the -- at the field level. But when all the overhead is factored in, our contract business is relatively break-even at this point.

ANDY HOFFMAN:  OK.  Great, thank you very much.

OPERATOR: Thank you. Our next question or comment is coming from Cindy Marchlionda of Deutsche Bank.

ARVIND SANGER, DEUTSCHE BANK:  Well hi.  This is Arvind Sanger at Deutsche Bank.

DAVID ROBSON:  Hello, Arvind.

ARVIND SANGER: I just wanted to ask a couple of questions about the comments that firstly, Dave, that you made about what's going on with the -- with the overall industry seeming to lack direction.

I'm trying to understand better what you think is behind it because we're seeing direction in the land drilling business optimism growing in the U.S. and North America in general. We're seeing some of the off shore markets in the U.S. and even some of the offshore markets internationally from a drilling standpoint starting to show some optimistic direction.

Why do you think that, you know, that somebody is drilling on, you know, not just on Wall Street or showing signs of increasing. Why do you think that we're not seeing similar follow through in the seismic market?

DAVID ROBSON: Well the reason must be that they have -- must have prospects that they -- they're -- you know, I see some of that in the drilling side of it as well. And I think particularly when you look on the shelf and so on, in the Gulf people have prospects there that they can drill. And what happened is the rates got so high and the gas prices dropped so low that the combination didn't fit very well. I think that's part of it.

There have to be prospects on people's shelves, or they're not -- or they've -- they're not sensing an urgency to find them. And other than that I really don't have a good feel for why. I mean the oil companies' cash flows are very, very good. There is no reason -- other than the fact that maybe there aren't enough locations. But if you look in the U.S. land, there has not been a lot of exploration activity done in the last few years. A lot of the work that's being done in terms of drilling and so on is development drilling. If you look at some of the big plays north of -- north of Houston for example, there's people drilling 800 wells of development on seismic that was shot three or four years ago.

So I think there's development drilling activity coming back, maybe not so much exploration activity. But other than that, I don't have a real clear answer for you. We wish we knew, Arvind.

ARVIN SANGER:  I'm sorry.

DAVID ROBSON: I said we wish we had a little clearer indication of why. But ...

ARVIND SANGER: Sure. Well I think the core part of the problem is that in 2000, 2001 we had the same problem that the seismic business never really followed through on some of the drilling increases. And then yes, I'm not sure that these are prospects still left over from '98/'99 or if they're something else.

But my second question is regarding your greater caution on land multi-client. And the question is, again you know, commodity prices have recovered. Optimism is growing. What is it - you know, obviously this is a seasonally soft quarter, but what is it that you're seeing out there either in terms of late sales on your previously shot data or otherwise that is causing you to have a more cautious tone in this recovery in terms of how much you will invest in land multi-client?

DAVID ROBSON: Well I think in the U.S. we've been cautious for a while. It's -- there are a limited number of players that are real active here. So we've been very cautious and -- in the last -- well I think it's going to be just fine. I mean we've got couple of -- couple of good -- very good prospects that we're working on right now. We'll be back to -- in Canada to basically the same levels of weeks previously.

We've got a lot of area yet to shoot, and lots of -- quite a bit of interest in it. So I don't think we're as negative on the Canadian market as we are in the U.S. We're just being a little more cautions in the U.S.

And the -- and the size of companies we're dealing with here are smaller. They don't have the financial scope that some of the companies in Canada -- we're dealing with sort of large independents in Canada and some of the majors. Here we're dealing with the independents and smaller companies. They're not as well capitalized, nor do they have sort of the -- sort of the drive to go after the plays like they do in the Canadian markets. We're just being more cautious in the U.S.

ARVIND SANGER: OK. And a third question on the Brazil large survey that you're doing there, 17,300 square kilometers. Brazil has had some, you know, a lack of success by some of the majors that have gone in there, you know, exploration. Is that affecting -- you had some pre-commitments, but on the -- you know, late sales is that affecting either your expectations or what you're -- what you're, you know, thinking you might get there? Or is there still a pretty high level of interest?

TIMOTHY WELLS: This is Tim Wells. On that survey we had pre-funding from the -- a couple of companies there that was around 70 percent, a little over 70 percent in fact. So we are pretty positive on that survey. And most of the money will come from farm-ins and partnerships which we don't see any negative news in that area right now anyway.

ARVIND SANGER:  OK.  Thank you.

OPERATOR: Thank you. Our next question or comment is coming from Fred Mutalibov from Southwest Securities.

FRED MUTALIBOV, SOUTHWEST SECURITIES: Good morning, gentlemen. My first question is related to Gulf of Mexico sales.

I think one of the reasons why you continue to have mostly a capacity on multi-client is with the idea to build critical mass of data library all across -- well in major oil markets like West Africa, Brazil and North Sea. And I was just wondering, is there an optimal level of Gulf of Mexico sales that you want to achieve?

It seems like, you know, one of the first quarters when your multi-client revenues are really geographically diversified, and I was just wondering is that because Gulf of Mexico wasn't as you expected? Or it's just because you already have a critical mass of multi-client data across the world that you can benefit from international sales.

MATT FITZGERALD: Yes. I mean certainly the company over the last several years has tried to shift its data library from a concentration in the Gulf to other areas. And as we saw, we had some good sales in Eastern Canada. We've had the good sales in Brazil, West Africa. We had a large sale there as well.

So there's no question we have to be diversified in the area where we offer multi-client. But the Gulf of Mexico is still the bread and butter, still our largest area. And it continues to be where we generate the largest amount of sales.

FRED MUTALIBOV: OK, thanks. And the second question I have - and, Dave's, it's again about the U.S. land market and not to beat the dead horse, but I was just -- you know, I just need more guidance as why it's not picking up. And for instance why Canada, which is also a natural gas sort of driven market, is - you know, continues to exert some, you know, decent level of activities? But the U.S. is still down. Is there -- can you just tell me the difference why that just the prospects are better in Canada, and in the United States they aren't?

DAVID ROBSON: It's significantly better in Canada because basically we're drilling in for gas prospects on the eastern side of the Rocky Mountains in areas that don't have very much drilling. And the size of wells, you can -- you know, well that'll produce 50 million cubic feet a day. There aren't a lot of opportunities like on that -- on that scale in the United States on shore. So I mean, yes. It's significantly different.

And the land position is also materially different in a sense that you can bid for land. You have a short period of time in which to keep it. You have to retain it by production, or it reverts back to the crown, and other people can have a turn. So you have a land situation that's materially different than you have in the United States. So it's much more like the Gulf of Mexico in the sense that if the lots are 160 acres in size, and you can move things a lot quicker.

FRED MUTALIBOV: OK. And also a question to Matt is, how much cap ex left to do? And can you just describe -- is it solid streamers or more computing capacity left as a major cap ex item since the Vantage is out?

MATT FITZGERALD: The cap ex -- we expect the capital spending for the year to be less than $100 million now that the Vantage is completed, you're correct. It's really just to spread some of it, some solid streamers that we'll be adding some land acquisition equipment and some computer equipment. So it's a variety of things. But nothing large is remaining.

FRED MUTALIBOV:  All right.  Thank you very much and good luck.

OPERATOR: Thank you. Our next question is coming from Glenn Doschay of Palantir. Sir, pose your question or comment.

Mr. Doschay, your line is live.

Thank you. Our next question is coming from Rachid Semaoune of Gulf International Bank.

RACHID SEMAOUNE, GULF INTERNATIONAL BANK: My question has been answered. Thank you.

OPERATOR: Thank you. Our next question is coming from Scott Keller of Deal Analytics.

SCOTT KELLER, DEAL ANALYTICS: Thank you. I just have a question on your opening statement regarding the PGS Atlantis sale. When you say that you're ...

MATT FITZGERALD: Yes, I think we said that we were just not able to comment any further on that. You'll ...

SCOTT KELLER:  I just want to make sure I understood you correctly since ...

MATT FITZGERALD:  Yes.

SCOTT KELLER:  ... you're not going to comment.

DAVID ROBSON:  We're going to publish it.

SCOTT KELLER: You said both companies are reviewing other options. Is that what you said?

DAVID ROBSON:  That's correct.

SCOTT KELLER: So are -- is the conclusion that the Atlantis sale is not moving forward?

MATT FITZGERALD: Don't read into it anymore than what we've said. It's just that obviously that sale has not closed yet, so we are evaluating other alternatives at this stage. We've made no indication that the -- that we do not expect that sale to be completed.

SCOTT KELLER: The -- there was a research report this morning from the sale side that said that you were considering equity or equity linked ...

MATT FITZGERALD: Yes. That's -- again that's a second question. We can not -- we are not going to indicate what we're considering or discuss any of the alternatives other than what we have. So I'm afraid we're just not able to answer that question.

SCOTT KELLER:  OK.  I appreciate it anyway, thank you.

OPERATOR: Thank you. Once again if you do have a question or a comment, please press the numbers one followed by four. And we do ask due to time constraints to please limit your questions to one. Thank you.

Please hold while we poll for questions. Thank you, our next question is coming from James Wicklund from the Bank of America.

JAMES WICKLUND, BANK OF AMERICA:  Good morning, guys.

DAVID ROBSON:  Morning, Jim.

JAMES WICKLUND: Capacity has been an issue -- God, I don't know, for the last several years. And we've seen WesternGeco take some boats out of service. You guys have brought one in and you've obviously retired, you know, given back or released some.

Do you see any capacity dropouts land and marine? I know land's hard to do, but marine going forward. I mean we're down to a two and a half company oligopoly in this group.

DAVID ROBSON:  We're not to an oligopoly yet, Jim.

MATT FITZGERALD:  Not yet.

JAMES WICKLUND:  That's why I said two and a half.

DAVID ROBSON: Well we -- I think -- I think that we'll be more disciplined in the market as we go forward -- I -- when the merger is completed.

JAMES WICKLUND: OK. On your -- Halliburton just had their analyst meeting yesterday. And they were showing off Magic Earth and their visualization capability. You guys have your visualization centers in a couple of spots around the world.

Can you talk about what your reception is there, whether people are using them? Are you getting paid for them? Can you -- can you talk a little bit -- I mean you had said that your reservoir business, and consulting business wasn't going as strongly as you expected or hoped. But that's got to be a strong future business. Can you kind of catch us up on that?

TIMOTHY WELLS: We have -- this is Tim Wells. Currently we have four visualization centers around the world. We don't get paid I guess a fee for letting people use them. We actually integrate them into our services.

So for example here in the Gulf of Mexico as part of our multi-client pre-stack depth migration work, we have the oil company interpreters work with our interpreters' in our visualization center to build a model, and then for review. And also in processing we use it to QC data on large 3D. So we're basically integrating that into our services. And certainly for reservoir characterization it's a key component. But we don't actually go out and lease them out or ...

DAVID ROBSON:  Sell time on them.

TIMOTHY WELLS:  ... sell time on them.

JAMES WICKLUND:  OK.  And then

TIMOTHY WELLS:  ... beyond the ...

JAMES WICKLUND: ... RC Squared last year, you've got the visualization centers. You've been beefing, you know, that area up. What are your expectations for that over the next couple of years?

DAVID ROBSON: Well I think our expectations are reasonable. RC Squared has been in the software writing version, the next version of software, and which probably hits the road here in August. And I think after it's been out a while, we'll have a better idea.

But the software at RC Squared was very effective, but very user challenging. And one of the things we've done is we've streamlined the software and added some framework tools to it makes it a much more powerful system.

We are putting -- we have a new sales team coming together. And you're starting to see ads. The first ads I believe are out now. There's one with the bridge that shows a chasm in the bridge. And it's in the "AEPG Explorer" I think, and I had a friend say, what is this ad all about? You know, it's sort of -- it's part of our lead in program to the marketing of the RC Squared software. So it's moving right along.

OPERATOR: Thank you. Once again, we do ask that you please limit your questions to one.

Our next question or comment is coming from Daniela Gilbert of Mason Capital. Please pose your question or comment.

KEN GARSHINA (ph), MASON CAPITAL: Hi, it's Ken Garshina (ph) for Daniela
Gilbert.

I hope you can respect this as a strategic question rather than a question about the deal. We're contemplating taking on over $2 billion in debt in this transaction. And as I review the financial statements from the past four or five years, I mean we really haven't produced any free cash in that time. We've been dependent upon the financial markets to finance the company. And given the state of the financial markets right now, and given your tempered enthusiasm for what looks like a near term turn downward in the business, even despite high commodity prices, why is it prudent -- or why do you conceive it to be prudent to take on all this debt?

And in that regard, how do you plan on servicing it?

DAVID ROBSON:  That's a fairly wide ranging question.

KEN GARSHINA: Yes. Well I think it needs to be answered. And a lot of the shareholders want it to be answered.

DAVID ROBSON: Firstly part of the debt is related to the FPSO business, which we won't discuss in this conference call, but which continues to generate a substantial amount of EBITDA and certainly enough to service all the interest costs in the entire company.

The second issue is that we keep talking about over capacity. And really the issue is there are too many players in the market. And we don't feel that we'll ever be able to get margins to the point that we need to do unless there's more discipline in the market. And the only way we're going to get more discipline is there probably needs to be fewer players.

Thirdly there's a significant amount of overlap in the two companies in terms of the geophysical operations in terms of structures and all sorts of other things. We've estimated annual savings of about $35 million, and we think that's quite conservative. That makes it a pretty good case.

Fourthly the -- when there is a consolidation - and there will be one whether this one completes or not - there's going to have to be a consolidation in the market. We believe that there will be an awful lot more discipline. That's really the issue. The seismic industry is one that wants to fall on its sword all the time.

There has been a revitalization of the industry trade association this year. The International Association of Geohysical Contractors has a new president, a much more -- much more focused look at the industry in terms of what are the principles this industry stands behind. What things are exploration risk and what things are contractor risk? We're starting to take positions on those. I think you'll see a lot more discipline coming forward. And I think this is almost a necessity to get to a healthier industry.

OPERATOR: Thank you. Once again, if you do have a question or a comment, please press the numbers one followed by four.

DAVID ROBSON:  I think we'll take one more question, and that will be it.

OPERATOR:  OK.  Our final question is coming from Dan Nassimi of Amaranth.

Mr. Nassimi, your line is live.

DAVID ROBSON:  OK ...

OPERATOR:  Mr. Nassimi has been removed.  The floor is yours, sir.

DAVID ROBSON: I thank -- we thank everyone for attending today. We'll look forward to talking to you in the future, I'm sure. So thank you and good day.

OPERATOR: Thank you. This does conclude today's teleconference. You may now disconnect your lines at this time, and have a wonderful day.

END


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